United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:
CAL-MAINE FOODS, INC.

2.	Name of person relying on exemption:
THE HUMANE SOCIETY OF THE UNITED STATES

3.	Address of the person relying on exemption:
2100 L Street, NW
Washington, DC 20037

4.	Written materials:
Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

September 11, 2009

Dear Fellow Cal-Maine Foods Shareholder:

The Humane Society of the United States (HSUS) is the nation’s largest animal protection organization. Backed by more than 11 million supporters—one in every 28 Americans—The HSUS represents mainstream values and attitudes towards animals. As proponents of the shareholder resolution on Cal-Maine’s 2009 proxy statement calling for board oversight of political expenditures and semiannual disclosure of this information in a report to shareholders (ITEM 3), we want to draw your attention to the importance of this vote and express why we believe the proposal is in Cal-Maine’s best long-term interests. We urge you to VOTE FOR SHAREHOLDER PROPOSAL (ITEM #3) at Cal-Maine’s September 30, 2009, annual meeting.

Cal-Maine is a leader in the egg industry at a time when the industry is undergoing a profound shift as a result of growing concern with the treatment of egg-laying hens. The decisions the Company makes during this critical time will determine whether Cal-Maine can maintain its status as an industry leader. Political expenditures are one area of corporate activity that has the potential to put Cal-Maine and its shareholders at risk, particularly if the board lacks an established procedure for overseeing political activity or fails to critically examine its political contributions or ensure spending is supported by a clear business rationale. Absent sufficient board scrutiny and oversight, the decision to donate corporate funds to a particular political campaign or candidate may cause the Company reputational harm or loss of credibility among customers, stakeholders, and policy makers. With a weakened reputation or credibility, Cal-Maine may face difficulties in seizing emerging growth opportunities, in recruitment, and in maintaining its place at the policy table.

However, with stronger mechanisms for the board of directors to oversee our Company’s political spending activities and assess corporate risk, the board can help to ensure that unnecessary risks are avoided. Shareholders depend on the board to provide objective analysis, a check on management’s assumptions and long-term vision for the Company, and to serve as our chief fiduciary representatives. When board members are aware of political spending and freely disclose it, the Company can protect itself and shareholder value from unwanted and unnecessary risk. Disclosure and Board oversight of political spending will encourage our Company to spend consciously and carefully and provide assurance that expenditures are in the best interests of the Company. For these reasons and those discussed in the attached memo, The HSUS urges you to vote FOR Item #3.

Memorandum

Subject:
Grounds for a YES vote on Cal-Maine Foods Resolution (Item No. 3) requiring a semiannual report disclosing the Company’s policies, procedures, oversight and all political expenditures (monetary or nonmonetary) made with corporate funds

Date:	September 11, 2009

Contact:	Paul Shapiro, The Humane Society of the United States (301) 721-6432 or pshapiro@humanesociety.org /s/ Paul Shapiro

I.           Introduction

We urge shareholders to vote “FOR” the stockholder proposal, Agenda Item No. 3, in Cal-Maine’s 2009 Notice of Annual Meeting. The proposal would require the Company to disclose all of its political contributions, including payments to trade associations and other tax-exempt associations, and donations made in support of or in opposition to ballot measures.  This would bring Cal-Maine in line with a growing number of leading companies, including Morgan Stanley, American Express, McDonald’s and dozens of others that support political accountability and transparency and disclose this information on their websites.

Our resolution stems from concern over Cal-Maine’s decision in 2008 to spend more than half a million dollars in direct monetary contributions to oppose a modest animal welfare initiative that California voters passed by an overwhelming landslide.  As documented below, we believe this was a misuse of our corporation's funds and was not supported by a persuasive business rationale. Disclosure of political spending is a key element of effective corporate governance and accountability. At this company, such disclosure is necessary to assist the board and shareholders in ensuring that Company assets are not used for political or policy objectives that may be contrary to Cal-Maine’s long-term interests.

A.	California voters banned cruel confinement of farmed animals by a landslide ballot initiative last November.

In 2008, The Prevention of Farm Animal Cruelty Act (Proposition 2), proposed by Californians for Humane Farms and supported by our organization, allowed California voters to decide whether to ban the practice of cramming farm animals into cages so small, they do not have enough space to turn around or stretch their limbs.1 More than thirty newspaper editorial boards across the state endorsed Proposition 2, as did The New York Times, which denounced cruel and inhumane practices common at Cal-Maine’s operations such as “laying hens kept in battery cages so small that the birds cannot even stretch their wings.”2 In condemning the cruelty that has become commonplace on factory farms, the Times wrote, “The fact that such fundamental decencies have to be forced upon factory farming says a lot about its horrors. We urge California voters to pass Proposition 2. … No philosophy can justify this kind of cruelty, not even the philosophy of cheapness.”3

1 See e.g. Official Voter Information Guide, Prop. 2, Standards for Confining Farm Animals (available at http://voterguide.sos.ca.gov/past/2008/general/argu-rebut/argu-rebutt2.htm).
2 Editorial, Standing, Stretching, Turning Around, N.Y. Times (Oct. 8, 2008).
3 Id.

Millions of Californians agreed. More than 8.2 million Californians—63.5 percent of voters—passed Proposition 2, criminalizing battery cage confinement of hens (effective 2015).4 California is the nation’s largest agricultural state and fifth-largest egg producing state.

During Proposition 2, Cal-Maine was a top funder of the opposition effort against the initiative, which nevertheless proved to be the most popular citizen ballot initiative in California’s history.5 Cal-Maine funding was mentioned in several news articles, including an Associated Press story that listed Cal-Maine as Proposition 2’s top opposition donor with a total monetary contribution of $591,210.6

B.	Cal-Maine’s loss was substantial, predictable, and avoidable.

Ballot and legislative measures in four other states—Florida, Arizona, Oregon, and Colorado—had already banned some forms of extreme farm animal confinement prior to Proposition 2’s passage. All of the public polling on Proposition 2, from the beginning of the campaign through the days leading up to the vote, predicted (accurately) that the initiative would pass by at minimum a 20-point margin. Additionally, consumer opinion and corporate policies nationwide increasingly favor cage-free egg production. In fact, Cal-Maine is the largest producer of “specialty” eggs—including cage-free eggs—and the Company has seen significant growth in consumer demand for value-added eggs. For example, the Company experienced a growth of specialty egg sales from 8.7 percent in 2007 to 12.0 percent in 2008.7

C.	Cal-Maine’s mistake should not be repeated.

Other shareholders may be similarly shocked to know that the company spent so much money opposing something that Americans increasingly support and which had little prospect of being defeated. In the future, Cal-Maine’s money could be better spent converting more of its production houses to cage-free systems, rather than opposing efforts to bring the egg industry into the 21st century.  Consider the following information about battery cage versus cage-free egg production:

Battery cages are cruel.

•
Birds confined in conventional battery cages can’t fully spread their wings. Each bird has less space than a sheet of notebook paper on which to live for more than a year before she’s slaughtered. Prominent poultry scientists have found that, with no opportunity to engage in many of their most important natural behaviors (e.g., nesting, dust bathing, perching, and foraging), these birds endure lives wrought with suffering.

4 California Secretary of State, Proposition 2 - Standards for Confining Farm Animals: Results of November 4, 2008 General Election (available at http://www.sos.ca.gov/elections/sov/2008_general /maps/returns/props/prop-2.htm).
5 See Associated Press, Calif Initiative Spending At A Glance (Feb. 3, 2009) (available at http://www3.signonsandiego.com/stories/2009/feb/03/ca-proposition-spending-glance-020309/).
6 Id. See also Election Track, Californians For Safe Food, A Coalition Of Public Health And Food Safety Experts, Labor Unions, Consumers, Family Farmers And Veterinarians. No On Proposition 2 (available at http://www.electiontrack.com/lookup.php?committee=1301370). According to Election Track, on Sept. 5, 2008 Cal-Maine made multiple donations to the opposition campaign. Cal-Maine donated $44,017, $134,846, and $412,348.
7 Cal-Maine Foods, Inc., Company Page, last visited August 21, 2009, http://www.calmainefoods.com/company.htm.

•
There is substantial scientific evidence supporting the view that confining hens so restrictively is detrimental to their welfare. Colorado State University Department of Animal Science professor Dr. Bernard Rollin states, “Virtually all aspects of hen behavior are thwarted by battery cages,” and “animals built to move must move.”8

•
The Pew Commission on Industrial Farm Animal Production—an independent panel chaired by former Kansas Governor John Carlin that included former U.S. Secretary of Agriculture Dan Glickman—concluded that the egg industry should phase out the confinement of laying hens in battery cages because they don’t allow birds to exhibit normal pecking, scratching and roosting behaviors.9

Battery cages raise serious food safety concerns.

•
Studies have found significantly higher risk of Salmonella in caged flocks. 10 The Center for Disease Control’s website on this pathogen states, “Egg-associated salmonellosis is an important public health problem in the United States…”11

•
Eating eggs from birds confined in cages has been directly tied to human illness. In a 2002 prospective case-control study published in the American Journal of Epidemiology, people who recently ate eggs from caged hens were 250% more likely to be sickened by Salmonella compared to people who did not eat eggs from hens kept in cages. Those eating cage-free eggs did not suffer significantly increased risk.12

•	Renowned public health groups—including the Center for Food Safety and the Center for Science in the Public Interest are among the many organizations that oppose battery cages.

According to consumers, the intensive confinement of egg-laying hens in battery cages is inhumane and unacceptable.

•
Consumers have repeatedly expressed the view that intensive caged confinement of hens is fundamentally inhumane. For example, in 2000, a Zogby poll that asked consumers whether customary confinement practices in the egg industry were not acceptable.  When asked whether intensive confinement, such as, “Crowding 8-10 chickens in cages, about the size of an open newspaper, so tightly that they cannot stretch their wings”13 was acceptable, 86.2 percent of respondents said they found the practice unacceptable.

8 Bernard E. Rollin, Farm Animal Welfare: Social, Bioethical, and Research Issues 120 (Iowa State Press 1995).
9 Pew Commission on Industrial Farm Animal Production, Putting Meat on the Table: Industrial Farm Animal Production in America (available at: http://www.ncifap.org/_images/PCIFAPFin.pdf).
10 See e.g., Namata H, Méroc E, Aerts M, et al., Salmonella in Belgian Laying Hens: an Identification of Rsk Factors. Preventive Veterinary
11  Centers for Disease Control and Prevention, website, Disease Listing for Salmonella enteridis, http://www.cdc.gov/ncidod/dbmd/diseaseinfo/salment_g.htm.
12 Mølbak K and Neimann J. 2002. Risk factors for sporadic infection with Salmonella Enteritidis, Denmark, 1997-1999. American Journal of Epidemiology 156(7):654-61.
13 Zogby International, Report on Questions to Zogby America to Gene Bauston (Sept. 18, 2000).

•
Despite the egg industry’s multi-million dollar marketing efforts since 2000,14 subsequent polling shows that consumers still object to battery cages. According to a 2007 Oklahoma State University study, consumers express a strong desire for high standards of farmed animal care.15 Specifically, with regard to egg-laying hens, the authors reported, “Not surprisingly, housing chickens in cages . . . is deemed inhumane by a majority of individuals.”16 The authors’ concluded that consumers, “generally view cages as inhumane.”17

•
In addition, an American Farm Bureau-funded opinion poll found that 89 percent of people believe that food companies that require farmers to treat their animals better are doing the right thing18 and food industry consultant, Technomic, found animal welfare to be the third most-important social issue to American restaurant-goers19.

II.	Cal-Maine Could Choose to Ensure Thoughtful Political Spending and to be a True Industry Leader by Investing in a More Humane Future for its Laying Flock

With the documented trend favoring cage-free eggs, it is no surprise that Cal-Maine’s annual report reflects significant growth in “specialty eggs” sales which include cage-free varieties: “We continue to increase our sales volume of specialty eggs, which include nutritionally enhanced, cage free and organic eggs. . .. . They are a rapidly growing part of the shell egg market. Due to healthier eating trends, the volume of specialty eggs continues to increase. From fiscal 2008 to fiscal 2009, the volume of specialty eggs sold increased by 32.1%.”20 Further, Cal-Maine has stated, “Since selling prices of specialty shell eggs are not as volatile as those of generic eggs, we believe that growing our specialty eggs business will enhance the stability of our margins. …We intend to pursue acquisitions that may expand our specialty shell egg production… [and] continue to increase our sales volume of…cage free and organic eggs.”21 (emphasis added). By all accounts the demand for cage-free eggs is on the rise. Given the benefits the Company describes in the 2009 annual report, we believe the Company would be wise to focus its funds on meeting this increasing demand, rather than spending vast sums of money to oppose efforts favored by the public, likely to pass, and consistent with a segment of Cal-Maine’s business that is, by the Company’s own account, ever-growing.

14 Cal-Maine has long subsidized these efforts through the United Egg Producers’ certification program which assessed a per bird fee of $.01 on each participant. Thus, this would mean a cost of $220,000 for Cal-Maine’s current flock in addition to adminsitrative fees.
15 Jayson L. Lusk et al, Consumer Preferences for Farm Animal Welfare: Results of a Nationwide Telephone Survey, Oklahoma State University, Department of Agricultural Economics,  (Working Paper) (2007) (available at http://asp.okstate.edu/baileynorwood/AW2/InitialReporttoAFB.pdf). The study also found that consumers believed animals should have the opportunity to exhibit natural behaviors and exercise outdoors and such opportunities were more important to animal welfare than protection from other animals, shelter at a comfortable temperature, and comfortable bedding.
16 Id.
17 Id. at 24.
18 Id. at 18.
19 Technomic Information Services: Future Food Trends Issue No. 3, 2007, p. 2. (available at: https://technomic.securelook.com/technomic_v3/Html/Products/Images/FFT_6-07_.pdf.
20 Cal-Maine Foods, Inc., Annual Report Form 10-K for the period ending May 30, 2009 at p. 22.
21 Id. at p. 5.

Conclusion

The confinement of hens in battery cages is simply out of step with the mainstream sentiments of the American public, and movement away from battery cages will only continue to grow. We believe Cal-Maine is doing its shareholders a disservice by spending large quantities of money to oppose an inevitable trend. Our resolution is an important step to ensure transparency and toward safeguarding shareholder interests.  Political spending transparency will aid the board in taking the company toward a successful future, rather than remaining stagnant while legislation and public opinion move steadily and increasingly in a different direction.

Thank you for your time and attention. Please vote in favor of item 3 on the company’s proxy statement.

PLEASE NOTE:  The HSUS is not asking for and cannot accept your proxy card.
Please cast your vote in favor of item 3 on your proxy card and return it to the proxy voting agent in the envelope that was provided to you.